

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2024

Ronny Yakov
Chief Executive Officer
OLB Group, Inc.
1120 Avenue of the Americas, 4th Floor
New York, NY 10036

> **Re: OLB Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 20, 2024**
> **File No. 333-280347**

Dear Ronny Yakov:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenna Hough at 202-551-3063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Justin Grossman